SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Midwest Energy Emissions Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

59833H101
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 59833H101	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS: Arthur Greenberg, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,009,500 (1)
	6	SHARED VOTING POWER 1,009,000 (2)
	7	SOLE DISPOSITIVE POWER 2,009,500 (1)
	8	SHARED DISPOSITIVE POWER 1,009,000 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,018,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
Includes 2,004,500 shares of common stock directly owned by Arthur Greenberg, Jr. individually and 5,000 shares of common stock directly owned by Greenberg Family Consolidated Limited Partnership, of which Arthur Greenberg, Jr., L.L.P. serves as the general partner. Arthur Greenberg, Jr. is a general partner and the managing partner of Arthur Greenberg, Jr., L.L.P.

(2)
Includes 1,005,000 shares of common stock directly owned by Christopher Greenberg individually and 4,000 shares of common stock directly owned by Arctic Blast of Fargo, Inc., of which Christopher Greenberg and his wife are the sole shareholders.

(3)
The percentage is based upon 33,239,878 shares of common stock outstanding as of November 13, 2012, as reported by the Issuer in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 13, 2012.

SCHEDULE 13G

CUSIP No. 59833H101	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS: Christopher Greenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,009,000 (1)
	6	SHARED VOTING POWER 2,009,500 (2)
	7	SOLE DISPOSITIVE POWER 1,009,000 (1)
	8	SHARED DISPOSITIVE POWER 2,009,500 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,018,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
Includes 1,005,000 shares of common stock directly owned by Christopher Greenberg individually and 4,000 shares of common stock directly owned by Arctic Blast of Fargo, Inc., of which Christopher Greenberg and his wife are the sole shareholders.

(2)
Includes 2,004,500 shares of common stock directly owned by Arthur Greenberg, Jr. individually and 5,000 shares of common stock directly owned by Greenberg Family Consolidated Limited Partnership, of which Arthur Greenberg, Jr., L.L.P. serves as the general partner. Arthur Greenberg, Jr. is a general partner and the managing partner of Arthur Greenberg, Jr., L.L.P.

(3)
The percentage is based upon 33,239,878 shares of common stock outstanding as of November 13, 2012, as reported by the Issuer in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 13, 2012.

Item 1(a)	Name of Issuer: Midwest Energy Emissions Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 500 West Wilson Bridge Road Suite 140 Worthington, Ohio 43085

Item 2(a)
Name of Persons Filing:

Arthur Greenberg, Jr., with respect to (a) 2,004,500 shares of common stock directly owned by him individually, (b) 5,000 shares of common stock directly owned by Greenberg Family Consolidated Limited Partnership, of which Arthur Greenberg, Jr., L.L.P. serves as the general partner and he serves as a general partner and managing partner of Arthur Greenberg, Jr., L.L.P., (c) 1,005,000 shares of common stock directly owned by Christopher Greenberg individually, and (d) 4,000 shares of common stock directly owned by Arctic Blast of Fargo, Inc., of which Christopher Greenberg and his wife are the sole shareholders.

Christopher Greenberg, with respect to (a) 1,005,000 shares of common stock directly owned by him individually, (b) 4,000 shares of common stock directly owned by Arctic Blast of Fargo, Inc., of which Christopher Greenberg and his wife are the sole shareholders, (c) 2,004,500 shares of common stock directly owned by Arthur Greenberg, Jr. individually, and (d) 5,000 shares of common stock directly owned by Greenberg Family Consolidated Limited Partnership, of which Arthur Greenberg, Jr., L.L.P. serves as the general partner and Arthur Greenberg, Jr. serves as a general partner and managing partner of Arthur Greenberg, Jr., L.L.P.

For purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, Arthur Greenberg, Jr. and Christopher Greenberg have shared beneficial ownership as a group of the 3,018,500 shares owned by them as set forth above.

Item 2(b)	Address of Principal Business Office or, if None, Residence: 3301 30th Avenue South Suite 104 Grand Forks, ND 58201

Item 2(c)	Citizenship: USA

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 59833H101

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership. See Cover Pages, Items 5 through 11.

Item 5
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8	Identification and Classification of Members of the Group. See Cover Pages, Item 1.

Item 9	Notice of Dissolution of Group. Not applicable.

Item 10
Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 1
Joint Filing Agreement, dated as of February 24, 2012, by and between Arthur Greenberg, Jr. and Christopher Greenberg, incorporated by reference to Exhibit 1 to the Schedule 13G filed by Arthur Greenberg, Jr. and Christopher Greenberg with the Securities and Exchange Commission on February 24, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2013	/s/ Arthur Greenberg, Jr.
Arthur Greenberg, Jr.

/s/ Christopher Greenberg
Christopher Greenberg